

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2024

Stanley Rodrigues
Chief Financial Officer
CI&T Inc
Estrada Giuseppina Vianelli de Napoli, 1455 - Bl. C,
Pavimento Superior, Globaltech,
Campinas - State of São Paulo
13086-530 - Brazil

  **Re: CI&T Inc**
    **Form 20-F for Fiscal Year Ended December 31, 2023**
    **File No. 001-41035**

Dear Stanley Rodrigues:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 6. Directors, Senior Management and Employees
B. Compensation
Compensation of Directors and Executive Officers, page 73

1.  It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action

September 20, 2024
Page 2

by the staff.

      Please contact Tyler Howes at 202-551-3370 or James Lopez at 202-551-3536 with any questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Finance

cc:     Jonathan Mendes de Oliveira, Esq.